Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

May 5, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:     J. Nolan McWilliams, Division of Corporation Finance

Re:     Secure Luggage Solutions, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed April 14, 2010
File No. 333-162518

Dear Mr. McWilliams:

We have received and reviewed your letter dated April 29, 2010, and the comments therein, regarding the above-referenced matter.  In response to those comments, please be informed as follows.

Registration Statement cover page

1.
We note your response to our prior comment 4 and reissue.  The bolded legend should be placed on the prospectus front cover page (page 3 of the EDGAR version of your filing).  It is currently located on the registration statement cover page.

Please note, we have placed the bolded legend on the prospectus front cover page (page 3 of the EDGAR version of the registration statement).

Our Business, page 4

2.
Please revise to disclose that your understanding with Satel is unenforceable and non-exclusive because it is not in writing.  Revise the appropriate risk factor to discuss this risk as well.  Alternatively, file an agreement with the next amendment.

Please note, on Page 4 of the registration statement we have disclosed, because of the verbal nature of our relationship with Satel, it may be more difficult for us to prevail in any action regarding that relationship.  Additionally, please note, on Page 8 of the registration statement, we have included a risk factor to that effect.

3.	Please revise to include the estimate that you will need approximately $140,000 to $210,000 in order to commence sales and marketing of your products. See page 35.

Please note, we have indicated on Page 4 of the registration statement that we will need approximately $140,000 to $210,000 dollars in order to commence sales and marketing of our luggage wrap products.

4.
Since you say on page 5 that you will run out of money by May 31st, it is unclear why you believe investors should bear the risk, mentioned in the seventh paragraph on page 4, that you are either not able to negotiate a binding agreement with Vancouver International Airport or that such an agreement would be on terms which you cannot afford financially.  Either revise to explain why it is appropriate that investors should bear this risk or file a binding agreement with your next amendment and summarize the terms here.

Please note, on Page 5 of the registration statement, we have specified why we believe investors should bear the risk of an investment in our common shares.

5.
In the last paragraph on page 3 you say that your prices are competitive with your competitors.  Please revise to clarify, if true, that your prices are competitive with other luggage wrap companies in other airports.  If you mean that you expect to compete with other such services in the same airport, please so state.  If you intend only to offer your service in airports where you have an exclusive right to offer such services, please so state.

Please note, on Page 5 of the registration statement, we indicate that we intend to offer our services on a non exclusive basis; provided, however, that we hope at sometime we will be able to negotiate an exclusive luggage wrap business at various airports.  Additionally, on that Page 5 we indicate that we believe our prices are competitive with other luggage wrap companies with those competitors operating at the airports at which we intend to commence operations.

6.	Please revise the last paragraph to clarify, if true, that you will not be able to commence operations by July 31, 2010 unless you have raised additional funding.

Please note, on Page 5 of the registration statement, we indicate that we will not be able to commence operations by July  31, 2010, unless we have received additional funding.

7.
We note your new disclosure on page 5 regarding the Moody road show and disclosure that you intend to raise capital through private placements of your common stock.  Please tell us what additional information about the road show and other marketing efforts you are aware of that would prevent these activities from being viewed as a general solicitation, which potentially may invalidate your private offering exemption.  Please confirm your understanding of this risk in your response.

Please note, we have eliminated any information regarding Moody raising capital for us.  As it turns out, Moody will not assist us in raising capital, but, rather, Moody will only assist us with our application and participation in the Over-The-Counter Bulletin Board (“OTCBB”).  In that regard, the anticipated road show is not for purposes of raising capital, but, rather, for introducing us to various broker-dealers for the purpose of making them aware of our operations for future OTCBB purposes.

Risk Factors, page 7

8.	Please revise the first risk factor, and elsewhere appropriate, to consistently present net loss numbers in parenthesis.

Please note, that in the first risk factor, and elsewhere as appropriate, in the registration statement that the net loss numbers are in parenthesis.

9.
Please refer to the last paragraph of the second risk factor on page 9.  Please tell us how you have determined that once security has opened a wrapped bad that you will be able to rewrap it without having it opened again.  Would your operations have to be under continuous surveillance or would your personnel have to be pre-approved by security personnel?

Please note, we have amended the appropriate risk factor on Page 9 of the registration statement to present information regarding the opening and rewrapping of bags and the approval by our personnel of appropriate security personnel.

Our Business, page 31

10.
Please revise your discussion on page 33 to clarify the time frame and expected budget to expand your services to each of the additional airports you list.  Also, revise to explain why you will not “approach” additional airport authorities until after you commence operations at Vancouver.

Please note, on Page 33 of the registration statement, we have specified the time frame and expected budget to expand our operations to each of the additional airports.  Additionally, on that Page 10 we have indicated why we will not approach additional airport authorities until after we commence operations at Vancouver International Airport.

Please note, enclosed with this letter are two copies of Amendment No. 3 to the registration statement (the “Amendment”), which copies do not highlight the changes made to our original registration statement.  Additionally, please note, enclosed with this letter are two copies of the Amendment, which copies “track” or “highlight” the changes made to that registration statement.

Hopefully, the provisions of this letter and the modifications made to the Registration Statement are completely responsive to your comments and questions specified in that letter dated April 29, 2010.  Your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thankyou.

Sincerely,

Secure Luggage Solutions, Inc.
a Delaware corporation

     /s/ Donald G. Bauer
By: Donald G. Bauer

Its: President and Chief Executive Officer